FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of June 2002

VERNALIS GROUP PLC
(Translation of registrant's name into English)

Oakdene Court
613 Reading Road
Winnersh
Wokingham, Berkshire RG41 5UA
United Kingdom

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure:

1. Notification of Major Interest in Shares dated June 5th, 2002 announcing the sale of securities by a substantial shareholder.
2. Press release dated June 18th, 2002 announcing commencement of the US launch of Frova™ by UCB Pharma Inc and Elan Corporation plc.
3. Notification of Major Interest in Shares dated June 18th, 2002 announcing the purchase of securities by a substantial shareholder.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Vernalis Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 19th, 2002

Vernalis Group plc

By: ______________________

Robert Mansfield
Chief Executive Officer

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO 412186

All relevant boxes should be completed in block capital letters.

1. Name of company VERNALIS GROUP PLC	2. Name of shareholder having a major interest 3i BIOSCIENCE INVESTMENT TRUST PLC
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 AS ABOVE	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them NOT DISCLOSED

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5. Number of shares/amount of stock acquired	6. Percentage of issued class	7. Number of shares/amount of stock disposed	8. Percentage of issued class
/	/	NOT DISCLOSED	/

9. Class of security ORDINARY 10p SHARES	10. Date of transaction 30 MAY 2002	11. Date company informed 30 MAY 2002.
12. Total holding following this notification NOT DISCLOSED	13. Total percentage holding of issued class following this notification BELOW 3%	

14. Any additional information 3i BIOSCIENCE INVESTMENT TRUST PLC HAS CEASED TO HAVE A NOTIFIABLE INTEREST	15. Name of contact and telephone number for queries RICHARD ROBINSKI 0118-977-3133
16. Name and signature of authorised company official responsible for making this notification [signature] Date of notification 5th JUNE 2002	RICHARD ROBINSKI COMPANY SECRETARY

Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 **(PLEASE DO NOT POST)**
Enquiries: Company Monitoring and Enquiries; UK Listing Authority

Vernalis

Press Release

18 June 2002

Vernalis Confirms US Launch of Frova™

Vernalis Group plc ("Vernalis" LSE: VER) today confirmed that the US launch of Frova™ (frovatriptan succinate) and marketing to US neurologists and primary care physicians has now commenced.

Frova, the newest oral migraine treatment, is being marketed by UCB Pharma Inc (UCB) and Elan Corporation plc (Elan) for the acute treatment of migraine attacks with or without aura in adults. Salesforces targeting neurologists and primary care physicians are launching Frova simultaneously throughout the US. The overall triptan class, of which Frova is a member, accounted for approximately $1.4 billion in US sales in 2001, with oral triptans representing $1.2 billion.

The launch of Frova triggers a milestone payment to Vernalis in excess of $5 million from Elan.

Robert Mansfield, Chief Executive Officer, commented, "The launch of Frova represents a significant advance for Vernalis following the successful completion of our comprehensive US and European development programme. This is the first of our products to reach the market and we can now anticipate the commencement of a continuing revenue stream from royalties on Frova sales."

The World Health Organisation has defined migraine as one of the top five disabling diseases in the world and it is estimated that approximately 10% of the US population experience migraine attacks. Recent studies have shown that seven out of ten migraine sufferers are dissatisfied with their current migraine therapy because the pain relief does not last[1]. The average migraine lasts more than 24 hours[2] with an average range of 4–72 hours[3]. Frova 2.5mg tablets have a 26-hour half-life and, may represent an important advancement in the treatment of migraine headache as no currently marketed triptan has a half-life of more than six hours. In clinical studies with Frova, patients' recurrence of migraine was consistently low.

Approximately 75% of migraine sufferers are women, and it is estimated that one third of those experience migraines associated with their menstrual period. Vernalis is currently conducting a double-blind, placebo-controlled clinical study to assess the safety and efficacy of Frova in the prophylaxis (prevention) of menstrually associated migraine headaches.

-ends-

References

1 Lipton RB Stewart WF Headache 1999 39 (suppl 2) S20-26
2 Lipton RB, Hamelsky SW, Stewart WF. Epidemiology and impact of headache. In Wolff's Headache and Other Head Pain. 7th ed. Oxford University Press 2001: 85-107
3 American Council for Headache Education. "Personal Life: How Does Migraine Impact the Sufferer's Life?" http://www.achenet.org/impact/life.shtml

Vernalis Group plc
Oakdene Court 613 Reading Road Winnersh Wokingham Berkshire RG41 5UA UK
Tel: +44 (0)118 977 3133 Fax: +44 (0)118 989 9300 e-mail: admin@vernalis.com www.vernalis.com

This press release contains forward-looking statements, including statements regarding Vernalis' strategy and prospects. Statements that are not historical facts are based on Vernalis' current expectations, beliefs, estimates and assumptions. Such statements are not guarantees of future performance and involve risks, uncertainties and other important factors that may cause Vernalis' actual results, performance or achievements to be materially different from those anticipated by such forward-looking statements. Important factors which may affect Vernalis' future operating results include the following: Vernalis may not receive royalty revenues, milestone payments or other revenues when expected or at all, Vernalis' product candidates may not receive regulatory or marketing approval or gain market acceptance in key markets when anticipated or at all, Vernalis may be unable to conduct its clinical trials as quickly as it has predicted, Vernalis' product candidates may not demonstrate therapeutic efficacy, Vernalis may be unable to obtain sufficient capital when needed to develop its product candidates, and other important factors described in the section entitled "Risk Factors" in Vernalis' Registration Statement on Form 20-F filed with the US Securities and Exchange Commission.

Enquiries:

Vernalis Group plc

Robert Mansfield	Chief Executive Officer	0118 977 3133
Peter Worrall	Finance Director	0118 977 3133

HCC DeFacto Group plc

David Dible / Mark Swallow		020 7496 3300

For previous press releases please see the Vernalis website: www.vernalis.com

Notes to Editors

Vernalis

Vernalis is an integrated biopharmaceutical company that discovers, develops and commercialises drugs to treat central nervous system diseases, obesity and diabetes. The Company is internationally recognised for its expertise in the field of serotonin, a key neurotransmitter involved in neurological, psychiatric and eating disorders.

The Vernalis portfolio includes frovatriptan (Frova™ and Migard®) for the acute treatment of migraine as well as product candidates targeting sexual dysfunction, obesity, diabetes, Parkinson's disease, depression, anxiety and neuropathic pain. Vernalis shares trade on the London Stock Exchange (VER) and the website is located at www.vernalis.com.

Migraine

Migraines, often referred to as "debilitating headaches" by the estimated 25 to 30 million people who suffer from them in the United States, are characterised by recurring symptoms of moderate to severe, throbbing pain on one or both sides of the head, nausea and sensitivity to light and sound.

Frova is a 5-HT receptor agonist that binds with a high affinity for the $5\text{-}HT_{1B}$ and $5\text{-}HT_{1D}$ receptor and is believed to act on extracerebral, intracranial arteries to inhibit excessive dilation of these vessels in migraine.

New Frova treats the pain of migraine by constricting swollen blood vessels in the brain. The efficacy and tolerability of Frova was demonstrated in five randomised placebo-controlled clinical trials in over 4,000 patients. Frova significantly reduced migraine pain in twice as many patients versus placebo. Patients treated with Frova also reported significant relief in symptoms associated with migraines, including nausea and sensitivity to light and sound. Frova was well tolerated in clinical trials and only 1% of patients withdrew from clinical trials because of adverse events, most of which were reported to be mild or moderate and transient.

The overall triptan class, of which Frova is a member, accounted for approximately $1.4 billion in US sales in 2001, with oral triptans representing $1.2 billion.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO 525977

All relevant boxes should be completed in block capital letters.

1. Name of company VERNALIS GROUP PLC	2. Name of shareholder having a major interest AMVESCAP PLC.
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 AS ABOVE	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them VIDACOS NOMINEES LTD - 6,158,232 HSBC NOMINEES LTD - 724,267 CHASE NOMINEES LTD - 542,522 NORTHERN TRUST NOMINEES - 416,549

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5. Number of shares/amount of stock acquired	6. Percentage of issued class	7. Number of shares/amount of stock disposed	8. Percentage of issued class
178,455	0.42%	—	—

9. Class of security	10. Date of transaction	11. Date company informed
ORDINARY 10p SHARES	14th JUNE 2002.	17th JUNE 2002

12. Total holding following this notification	13. Total percentage holding of issued class following this notification
7,841,570	18.29%.

14. Any additional information	15. Name of contact and telephone number for queries
Above holding includes notifiable holdings: INVESCO Perpetual International Core Fund holds 3,055,000 shares (7.12%) and INVESCO Perpetual UK Growth Fund holds 2,697,135 shares (6.29%) registered in name of VIDACOS Nominees Ltd	PETER WORRALL (0118)-977-3133

16. Name and signature of authorised company official responsible for making this notification

[signature]

Peter Worrall
Finance Director

Date of notification 18th JUNE 2002

Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 (PLEASE DO NOT POST)
Enquiries: Company Monitoring and Enquiries; UK Listing Authority